Exhibit 99.1

120 GERDAU
O futuro se molda

Quarterly results

GERDAU S.A.

2Q21

CONSOLIDATED INFORMATION

São Paulo, August 04, 2021 – Gerdau S.A. (B3: GGBR4 / NYSE: GGB) announces its results for the second quarter of 2021. The consolidated financial statements of the Company are presented in Brazilian real (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except where stated otherwise.

GERDAU’S PERFORMANCE IN 2Q21

Operating Results

CONSOLIDATED	2Q21	2Q20	∆	1Q21	∆	6M21	6M20	∆
Volumes (1,000 tonnes)
Production of crude steel	3,448	2,433	42%	3,151	9%	6,599	5,620	17%
Shipments of steel	3,216	2,365	36%	3,087	4%	6,304	5,055	25%
Results (R$ million)
Net Sales	19,130	8,745	119%	16,343	17%	35,473	17,972	97%
Cost of Goods Sold	(13,716)	(8,027)	71%	(12,546)	9%	(26,262)	(16,399)	60%
Gross profit	5,414	718	654%	3,797	43%	9,211	1,574	485%
Gross margin (%)	28.3%	8.2%	20.1p.p	23.2%	5.1p.p	26.0%	8.8%	17.2p.p
SG&A	(476)	(306)	55%	(469)	1%	(946)	(677)	40%
Selling expenses	(168)	(97)	73%	(155)	8%	(324)	(217)	49%
General and administrative expenses	(308)	(209)	47%	(314)	-2%	(622)	(460)	35%
%SG&A/Net Sales	2.5%	3.5%	-1.0p.p	2.9%	-0.4p.p	2.7%	3.8%	-1.1p.p
Adjusted EBITDA	5,897	1,318	348%	4,318	37%	10,215	2,495	309%
Adjusted EBITDA Margin	30.8%	15.1%	15.8p.p	26.4%	4.4p.p	28.8%	13.9%	14.9p.p

Production and Shipments

In 2Q21, crude steel production staged a robust recovery in relation to 2Q20, since that quarter was affected by production stoppages at the Company’s mills in 2020 due to Covid-19 and the associated impacts on the business. Compared to 1Q21, the higher production is explained by the scheduled maintenance stoppages in that period at the Brazil BD. In 2Q21, Gerdau reached a production capacity utilization rate of around 80%, which represents the highest level since 2018 and signals healthy demand in its main operations. Steel shipments in 2Q21 grew in relation to the prior-year quarter, accompanying the recovery in key consumer sectors in the countries where Gerdau has operations. In relation to 1Q21, shipments increased in the domestic market of the Brazil BD and at the North America BD.

Net Sales

Net sales in 2Q21 were higher than in 1Q21 and 2Q20, accompanying the growth in volumes shipped and the increase in sales per tonne shipped. The accelerating increase in raw material costs over the last few months was offset by higher sales.

Cost of Goods Sold

The growth in shipments combined with the higher costs of the main raw materials used by the Company led Costs of Goods Sold in 2Q21 to increase by 71% compared to 2Q20 and by 9% in relation to 1Q21. The rise in costs in the period were led by two of the main elements composing steel costs: the scrap consumed by the Company, which rose 75% year over year, and iron ore, which increased 197% year over year.

Gross Profit

Gross profit and gross margin increased in the quarter compared to 1Q21, since the 12% increase in net sales per tonne surpassed the 9% increase in cost per tonne. This result was driven mainly by the strong performance of the construction industry in the United States and Brazil. In addition, all Business Divisions benefited from the favorable moment of the commodity, with global steel prices setting record highs.

Selling, General & Administrative Expenses

Selling, general and administrative expenses presented important decrease when analyzed as a ratio of net sales, reaching 2.5% in 2Q21, compared to 3.5% in 1Q21.

EBITDA & EBITDA Margin

BREAKDOWN OF CONSOLIDATED EBITDA (R$ million)	2Q21	2Q20	∆	1Q21	∆	6M21	6M20	∆
Net income	3,934	315	1149%	2,471	59%	6,405	537	1092%
Net financial result	(58)	330	-	271	-	213	561	-62%
Provision for income and social contribution taxes	1,686	131	1187%	817	106%	2,503	151	1560%
Depreciation and amortization	630	611	3%	649	-3%	1,279	1,168	10%
EBITDA - Instruction CVM ¹	6,193	1,387	346%	4,207	47%	10,400	2,417	330%
Equity in earnings of unconsolidated companies	(237)	4	-	(149)	59%	(386)	(6)	5934%
Proportional EBITDA of associated companies and jointly controlled entities	334	91	269%	256	31%	589	204	188%
Impairment of financial assets	0	25	-100%	5	-98%	5	69	-92%
Non recurring items	(393)	(189)	108%	-	-	(393)	(189)	108%
Fixed cost impacts of plants without production	-	119	-	-	-	-	119	-
Credit recovery / Provisions	(393)	(308)	28%	-	-	(393)	(308)	28%
Adjusted EBITDA²	5,897	1,318	348%	4,318	37%	10,215	2,495	309%
Adjusted EBITDA Margin	30.8%	15.1%	15.8p.p	26.4%	4.4p.p	28.8%	13.9%	14.9p.p

CONCILIATION OF CONSOLIDATED EBITDA (R$ million)	2Q21	2Q20	1Q21	6M21	6M20
EBITDA -Instruction CVM ¹	6,193	1,387	4,207	10,400	2,417
Depreciation and amortization	(630)	(611)	(649)	(1,279)	(1,168)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES³	5,563	776	3,558	9,121	1,249

1 – Non-accounting measure calculated in accordance with CVM Instruction 527.

2 – Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

3 - Accounting measure reported in the consolidated Income Statement.

The Company’s Adjusted EBITDA and adjusted EBITDA margin in 2Q21 set all-time highs for a single quarter. The results reflect the scenario of strong demand for steel in all countries where the Company operates, combined with the ability of the teams in seizing the opportunities arising in the market.

EBITDA (R$ million) & EBITDA Margin (%)

Financial Result & Net Income

CONSOLIDATED (R$ million)	2Q21	2Q20	∆	1Q21	∆	6M21	6M20	∆
Income before financial income expenses and taxes¹	5,563	776	617%	3,558	56%	9,121	1,249	630%
Financial Result	58	(330)	-	(271)	-	(213)	(561)	-62%
Financial income	50	51	-2%	56	-11%	106	97	9%
Financial expenses	(344)	(390)	-12%	(314)	10%	(658)	(716)	-8%
Exchange variation, net (including net investment hedge)	5	29	-84%	34	-87%	39	(26)	-
Exchange variation (other currencies)	(120)	(20)	500%	(46)	161%	(166)	83	-
Tax credit update	463	-	-	-	-	463	-	-
Gains (losses) on financial instruments, net	5	0	2320%	(1)	-	4	1	399%
Income before taxes¹	5,621	446	1160%	3,287	71%	8,908	688	1194%
Income and social contribution taxes	(1,686)	(131)	1187%	(817)	106%	(2,503)	(151)	1560%
Exchange variation including net investment hedge	(23)	19	-	7	-	(16)	99	-
Other lines	(1,954)	(86)	2172%	(824)	137%	(2,778)	(186)	1395%
Non recurring items	291	(64)	-	-	-	291	(64)	-
Consolidated Net Income ¹	3,934	315	1149%	2,471	59%	6,405	537	1092%
Non recurring items	(565)	(124)	356%	-	-	(565)	(124)	356%
Credit recovery / Provisions	(856)	(308)	178%	-	-	(856)	(308)	178%
Fixed costs Impacts of plants without production	-	119	-	-	-	-	119	-
Income tax and social contribution on extraordinary items	291	64	355%	-	-	291	64	355%
Consolidated Adjusted Net Income²	3,370	191	1666%	2,471	36%	5,840	412	1317%

1 - Accounting measure disclosed in the consolidated Income Statement.

2 - Non-accounting measure calculated by the Company to show net profit adjusted by non-recurring events that influenced the result.

The financial result, adjusted by non-recurring items, increased in 2Q21 compared to 2Q20 and 1Q21 due to the effects from exchange variation on the Company’s foreign-denominated liabilities.

On May 13, 2021, the Federal Supreme Court ruled the Embargoes for Declaration that the National Treasury Attorney's Office had opposed and rejected them as to the allegation of omission, or contradiction and, in the point related to the ICMS excluded from the calculation basis of the Pis and Cofins contributions, it signed the understanding that it is the ICMS informed in the invoice. After this judgment, the concept of virtually certain for the purposes of the entry of economic benefits and recognition of the asset and the corresponding gain started to be demonstrated (although the lawsuits pending of judgment have not became final and unappealable on June 30, 2021). Therefore, the Company recorded in the 2nd quarter of 2021 the amounts of tax credits to which it is entitled, in the amount of R$ 856 million (R$ 565 million net of taxes), of which R$ 393 million in the Tax Credits Recovery line and R$ 463 million in the Tax Credits Monetary Update line. As these amounts are non-recurring items, the Company is presenting adjusted EBITDA and Net Income.

Adjusted net income in 2Q21 also set a new quarterly record for the Company, supported by EBITDA growth.

Dividends

On August 3, 2021, the Board of Directors of Gerdau S.A. approved the distribution of dividends in the amount of R$ 921.0 million (R$ 0.54 per share), which is a quarterly record, to be paid as an advance on the minimum mandatory dividend for fiscal year 2021, as stipulated in the Bylaws.

Management reaffirms its understanding that the best way to increase absolute dividends is through strong cash generation, which it has been delivering, enabling it to maintain its policy of distributing 30% of adjusted net income.

Record date: shareholding position on August 16, 2021

Ex-dividend date: August 17, 2021

Payment date: August 26, 2021

Working Capital & Cash Conversion Cycle

The cash conversion cycle (working capital divided by daily net sales in the quarter) returned to more balanced levels, from 57 days in March 2021 to 60 days in June 2021, reflecting the increases of 15% in inventories and of 13% in accounts receivable. Note that these are natural adjustments given the stronger global demand for steel and the resulting increases in sales and shipments.

Working Capital (R$ million) & Cash Conversion Cycle (days)

Financial Liabilities

DEBT BREAKDOWN	06.30.2021	03.31.2021	06.30.2020
(R$ Million)
Short Term	261	452	3,867
Long Term	15,545	17,313	17,110
Gross Debt	15,806	17,766	20,977
Cash, cash equivalents and short-term investments	5,638	7,003	6,548
Net Debt	10,168	10,763	14,429

On June 30, 2021, only 1% of gross debt was due in the short term while 99% was concentrated in the long term. The Company reduced its consolidated exposure denominated in U.S. dollar from 77% in March 2021 to 74%, and increased its consolidated exposure denominated in Brazilian real from 23% to 26% of total gross debt in the same comparison period.

On June 30, 2021, 33% of cash was denominated in U.S. dollar.

The evolution in key debt indicators is shown below:

Indicators	06.30.2021	03.31.2021	06.30.2020
Gross debt / Total capitalization ¹	31%	34%	41%
Net debt² (R$) / EBITDA ³ (R$)	0,65x	0,96x	2,78x

1 – Total capitalization = shareholders' equity + gross debt - interest on debt.
2 – Net debt = gross debt - interest on debt - cash, cash equivalents and financial investments.
3 – Adjusted EBITDA in the last 12 months.

The reduction in the net debt/EBITDA ratio from 0.96x on March 31, 2021 to 0.65x on June 30, 2021 is explained by the strong EBITDA generation in 2Q21, which reached an all-time high.

Gross Debt Maturity Schedule

(R$ billion)

At the end of June 2021, the weighted average nominal cost of gross debt was 5.36%, with 4.78% for the portion denominated in BRL, 5.7% plus foreign-exchange variation for the portion denominated in USD contracted by companies in Brazil and 5.11% for the portion contracted by subsidiaries abroad. On June 30, 2021, the average gross debt term was 7.7 years, with the debt maturity schedule well balanced and well distributed over the coming years.

Investments

Capital expenditures came to R$ 566 million in 2Q21, with R$ 218 million allocated to general maintenance, R$ 103 million to maintenance of the Ouro Branco Mill and R$ 245 million to technological expansion and updating. Of the amount invested in the quarter, 54% was allocated to the Brazil BD, 21% to the Special Steel BD, 21% to the North America BD and 4% to the South America BD.

ESG Factors

Gerdau published its Annual Report 2020 with information on its sustainability initiatives, business strategy and financial performance that, for the second time, was based on the standards of the Global Reporting Initiative (GRI), which further reinforces its commitment to transparency with its stakeholders. This year, Gerdau also compiled its key metrics in a separate publication designed to make it easier to search for its key indicators of Environmental, Social and Governance (ESG) aspects.

With dozens of indicators, the document covers general content and specific performance to support readers in their analysis of the Gerdau’s economic, social, environmental and governance performance in 2020. The report also presents the Company’s materiality matrix and associates the indicators with the UN Sustainable Development Goals (SDG). In addition, this year’s report presents a correlation of GRI data with select indicators based on the standards of the Sustainability Accounting Standards Board (SASB).

Gerdau’s Annual Report 2020 is available at the link: https://www2.gerdau.com.br/relatorio-anual-2020.

Diversity & Inclusion

Gerdau accelerated its initiatives in becoming a more diverse and inclusive organization, given its understanding that it must strengthen and consolidate its actions in this topic to remain competitive in the future. Gerdau already is a signatory to important public commitments, such as the UN Global Compact, the Corporate Network for Social Inclusion (REIS), the LGBTI+ Rights Forum, the Business Coalition to End Violence Against Women & Girls and the Business Coalition for Racial & Gender Equality. More recently, Gerdau joined two major Brazilian movements against racism, Mover and the Be Anti-racist Manifesto, and also supports the recently launched Pact to Promote Racial Equality.

Gerdau also became a signatory to the Women 360 Movement, which promotes business policies and practices that foster the inclusion of women in the labor market. These commitments represent practical tools for not only improving representativeness in terms of race, gender, LGBTI+ and persons with disabilities, but also for accelerating the pipeline of managerial and senior leadership positions for people from these groups.

Internally the Company’s programs work to accelerate diversity, such as the Gerdau Helda Program, which prepares women for management positions, and the Belong Program, which recruits and trains women and persons with disabilities to work in operational areas.

Since the launch of Inspire Gerdau, in 2020, we have achieved advances in the program jointly with our chain of partners. Today, 140 suppliers have adhered to the pact and undertook eight commitments to foster diversity. In return, we offer a Development Journey that includes training, benchmarking and mentoring on implementing practices to promote diversity and inclusion.

Free Cash Flow

Free cash flow in 2Q21 was positive R$ 1.2 billion, which reflects the record-high EBITDA highlighted above.

Free Cash Flow (R$ million)

Free Cash Flow, Quarterly (R$ million)

PERFORMANCE BY BUSINESS DIVISION (BD)

The information in this report is divided into four Business Divisions (BD) in accordance with Gerdau’s corporate governance, as follows:

•	Brazil BD (Brazil Business Division) – includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;
•	North America BD (North America Business Division) – includes all operations in North America (Canada, United States and Mexico), except special steel, as well as the jointly controlled entity located in Mexico;
•	South America BD (South America Business Division) – includes all operations in South America (Argentina, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly controlled entities in the Dominican Republic and Colombia;
•	Special Steel BD (Special Steel Business Division) – includes the special steel operations in Brazil and the United States, and the jointly controlled entities in Brazil.

NET SALES

EBITDA & EBITDA MARGIN

BRAZIL BD

BRAZIL BD	2Q21	2Q20	∆	1Q21	∆	6M21	6M20	∆
Volumes (1,000 tonnes)
Production of crude steel	1,659	1,135	46%	1,292	28%	2,951	2,374	24%
Shipments of steel	1,476	1,169	26%	1,285	15%	2,760	2,287	21%
Domestic Market	1,363	930	46%	1,236	10%	2,599	1,870	39%
Exports	113	239	-53%	49	130%	162	417	-61%
Shipments of long steel	1,053	836	26%	888	19%	1,941	1,598	21%
Domestic Market	956	635	50%	848	13%	1,803	1,247	45%
Exports	97	201	-52%	41	140%	138	351	-61%
Shipments of flat steel	423	333	27%	396	7%	819	689	19%
Domestic Market	407	295	38%	388	5%	795	624	28%
Exports	16	38	-59%	8	86%	24	66	-63%
Results (R$ million)
Net Sales¹	8,940	3,561	151%	6,883	30%	15,823	6,975	127%
Domestic Market	8,524	2,994	185%	6,691	27%	15,215	6,002	154%
Exports	416	567	-27%	192	116%	608	974	-38%
Cost of Goods Sold	(5,443)	(3,148)	73%	(4,486)	21%	(9,929)	(6,157)	61%
Gross profit	3,498	413	747%	2,397	46%	5,895	819	620%
Gross margin (%)	39.1%	11.6%	27.5p.p	34.8%	4.3p.p	37.3%	11.7%	25.5p.p
Adjusted EBITDA²	3,634	663	448%	2,537	43%	6,172	1,200	415%
Adjusted EBITDA Margin (%)	40.7%	18.6%	22.0p.p	36.9%	3.8p.p	39.0%	17.2%	21.8p.p

1 – Includes iron ore sales.

Production and Shipments

The scenario for steel production in Brazil remains highly positive. According to data from the Brazilian Steel Institute (IABr), in the first six months of 2021, the country produced 18.0 million tons of crude steel, up 24% from the same period last year. The highlight was the production of flat and long steel products, which increased by 32% in the comparison period. Shipments in the domestic market grew by 44%, to 12 million tonnes.

Crude steel production at the Brazil BD in 2Q21 was higher than in 2Q20, which is basically explained by the performance of shipments to the domestic market, driven by demand from the construction and industrial sectors. Compared to 1Q21, the growth in production is explained by the scheduled maintenance stoppages at the Brazil BD in that quarter and by the stronger demand in 2Q12 mentioned above.

In this scenario, domestic sales registered strong growth in 2Q21 compared to 2Q20, with shipments to the local market growing by 46%. Gerdau’s flexible business model and close relations with clients and partners proved essential for enabling it to rapidly take advantage of the favorable scenario in all regions of the country. Only 8% of shipments were directed to export markets given the decision to prioritize the domestic market.

In 2Q21, 320,000 tonnes of iron ore were sold to third parties and 554,000 tonnes were consumed internally.

Operating Result

Net sales in 2Q21 were higher than in 2Q20, which is basically explained by the higher volumes shipped to the domestic market, the capture of economies of scale and the efforts made over recent years to cut costs and expenses. The percentage of shipments to the domestic market as a ratio of total sales increased from 80% in 2Q20 to 92% in 2Q21. That said, and given the changes in the scenario of the international steel industry and the costs of its main inputs, the Company has been working to rebuild and protect its margins given the upcycle in the costs of its main raw materials.

Cost of goods sold in 2Q21 increased in relation to both comparison periods, reflecting the higher costs of raw materials in general (e.g., the cost of scrap consumed increased over 140% in relation to 2Q20 and over 10% in relation to 1Q21, while the cost of iron ore rose over 190% and 40% in relation to 2Q20 and 1Q21, respectively).

Gross profit and gross margin increased in relation to both comparison periods, supported by higher shipments and the better market mix, with 92% of shipments directed to the domestic market. The change in mix led the increase in net sales per tonne sold to outpace the increase in cost per tonne sold.

In 2Q21, the Brazil BD delivered its highest quarterly EBITDA ever. The result reflects the strong scenario for the global steel industry combined with the ability of Gerdau’s teams in seizing the opportunities arising from this scenario.

EBITDA (R$ million) & EBITDA Margin (%)

NORTH AMERICA BD

NORTH AMERICA BD	2Q21	2Q20	∆	1Q21	∆	6M21	6M20	∆
Volumes (1,000 tonnes)
Production of crude steel	1,269	1,031	23%	1,251	1%	2,520	2,376	6%
Shipments of steel	1,143	960	19%	1,123	2%	2,266	2,081	9%
Results (R$ million)
Net Sales	6,612	3,979	66%	5,888	12%	12,500	7,945	57%
Cost of Goods Sold	(5,419)	(3,730)	45%	(5,152)	5%	(10,572)	(7,378)	43%
Gross profit	1,193	249	379%	735	62%	1,928	567	240%
Gross margin (%)	18.0%	6.3%	11.8p.p	12.5%	5.5p.p	15.4%	7.1%	8.3p.p
EBITDA	1,352	418	224%	843	60%	2,195	842	161%
EBITDA margin (%)	20.4%	10.5%	9.9p.p	14.3%	6.1p.p	17.6%	10.6%	7.0p.p

Production and Shipments

Steel production in 2Q21 increased in relation to 2Q20, driven by strong demand from the construction and industrial sectors. Note that the North America BD currently is operating near its full capacity, with the rolling mills at over 90% of their capacity.

Shipments in 2Q21 compared to 1Q21 remained stable at high levels. Demand from the non-residential construction and industrial sectors remained at healthy levels. Total investments in construction (CPIP) grew by 8% in the 12 months to May, to US$ 1.5 trillion. Note that the leading indicator for non-residential construction (ABI) recovered to strong expansion territory, reaching 57.1 in June 2021. The industrial sector also remained strong, as shown by the Institute for Supply Management (ISM) index, which reached 60.6 in June 2021 (near the 10-year record).

Operating Result

The growth in net sales in 2Q21 compared to 2Q20 was driven by the increase in net sales per tonne sold in the comparison period.

Cost of goods sold increased in 1Q21 in relation to 1Q20, affected by higher scrap costs.

Gross profit and gross margin increased in 2Q21 in relation to 2Q20, explained by the better metals spread and by the initiatives to reduce costs with production at full capacity (above 90% utilization).

EBITDA set an all-time high while EBITDA margin reached 20% for the first time since 2008, accompanying the better performance of gross profit and gross margin.

EBITDA (R$ million) & EBITDA Margin (%)

SOUTH AMERICA BD

SOUTH AMERICA BD	2Q21	2Q20	∆	1Q21	∆	6M21	6M20	∆
Volumes (1,000 tonnes)
Production of crude steel	124	79	57%	163	-24%	287	220	30%
Shipments of steel	268	128	109%	296	-10%	565	330	71%
Results (R$ million)
Net Sales	1,308	554	136%	1,449	-10%	2,757	1,253	120%
Cost of Goods Sold	(1,002)	(471)	113%	(1,062)	-6%	(2,064)	(1,064)	94%
Gross profit	305	83	266%	387	-21%	692	189	267%
Gross margin (%)	23.4%	15.0%	8.3p.p	26.7%	-3.3p.p	25.1%	15.1%	10.0p.p
EBITDA	494	145	240%	550	-10%	1,044	309	238%
EBITDA margin (%)	37.8%	26.2%	11.6p.p	38.0%	-0.2p.p	37.9%	24.6%	13.2p.p

Production and Shipments

Steel production and shipments increased in 2Q21 in relation to 2Q20, supported by the continued good performance of the construction industry, especially in Peru. Compared to 1Q21, the decrease in steel production and shipments is explained by the production restrictions in Argentina caused by the challenges imposed by Covid-19.

Operating Result

Net sales increased in 2Q21 in relation to 2Q20 due to higher shipments and the strong correlation of these countries with international steel prices.

Cost of goods sold increased, in line with the higher shipments and higher raw material prices, especially the increase of over 46% in in the cost of scrap consumed.

Gross profit and gross margin increased in 2Q21 compared to 2Q20, since the increase in net sales per tonne sold surpassed the increase in costs per tonne sold in the period.

EBITDA and EBITDA margin were higher in 2Q21 than in 2Q20, reflecting the robust demand from the construction industry, mainly in Peru, and the important contribution from the joint ventures in Colombia and the Dominican Republic. Compared to 1Q21, EBITDA and EBITDA margin decreased due to lower shipments to Argentina.

EBITDA (R$ million) & EBITDA Margin (%)

SPECIAL STEEL BD

SPECIAL STEEL BD	2Q21	2Q20	∆	1Q21	∆	6M21	6M20	∆
Volumes (1,000 tonnes)
Production of crude steel	396	188	110%	445	-11%	842	651	29%
Shipments of steel	417	176	137%	425	-2%	843	506	67%
Results (R$ million)
Net Sales	2,650	893	197%	2,430	9%	5,080	2,330	118%
Cost of Goods Sold	(2,243)	(908)	147%	(2,145)	5%	(4,388)	(2,316)	89%
Gross profit	407	-15	-	285	43%	692	15	4643%
Gross margin (%)	15.3%	-1.7%	17.1p.p	11.7%	3.6p.p	13.6%	0.6%	13.0p.p
EBITDA	495	106	366%	409	21%	904	225	302%
EBITDA margin (%)	18.7%	11.9%	6.8p.p	16.8%	1.9p.p	17.8%	9.6%	8.1p.p

Production and Shipments

Steel production increased significantly in 2Q21 compared to 2Q20, a period when the Special Steel BD was severely affected by the Covid-19 pandemic. In relation to 1Q21, steel production decreased, accompanying the reduction in shipments.

Steel shipments registered strong growth in 2Q21 compared to 2Q20, reflecting the gradual recovery of the automotive industry in Brazil and the United States over recent quarters. Compared to 1Q21, steel shipments remained practically stable, affected indirectly by the supply of semiconductors, which are used in all electronic components of vehicles.

In Brazil, according to Anfavea, vehicle production increased 57% in the first half of 2021 compared to the same period of 2020. The highlight was the growth of over 100% in the production of heavy vehicles, which use approximately 10 times more special steel than light vehicles and are less affected by the supply of semiconductors.

In the United States, vehicle sales grew 32% in the year to May compared to the same period of 2020. Meanwhile, vehicle production advanced 42%. We also have been observing a gradual recovery in demand from the oil and gas industry and related distribution activities.

Operating Result

The increase in net sales and cost of goods sold in 2Q21 compared to 2Q20 is mainly due to the growth in shipments, driven by the recovery in demand mentioned above.

Gross profit and gross margin continued their upward trend in the period, supported by the dilution of fixed costs resulting from higher shipments. Note that this division has been posting a gradual recovery in performance, as shown by the increase in the steel production capacity utilization rate from less than 30% in 2Q20 to over 70% in 2Q21.

EBITDA and EBITDA margin increased in 2Q21 compared to both periods, accompanying the performance of gross profit and gross margin in the period. As a result, the Special Steel BD returned to margin levels not seen since 2018.

EBITDA (R$ million) & EBITDA Margin (%)

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
In thousands of Brazilian reais (R$)
(Unaudited)

	June 30, 2021	December 31, 2020
CURRENT ASSETS
Cash and cash equivalents	3,026,228	4,617,204
Short-term investments	2,611,586	3,041,143
Trade accounts receivable - net	5,785,443	3,737,270
Inventories	13,801,156	9,169,417
Tax credits	1,982,508	1,201,312
Income and social contribution taxes recoverable	456,626	1,051,584
Dividends receivable	12,712	-
Fair value of derivatives	8,395	-
Other current assets	629,785	591,523
	28,314,439	23,409,453

NON-CURRENT ASSETS
Tax credits	749,250	664,045
Deferred income taxes	2,761,575	3,393,354
Related parties	95,254	134,354
Judicial deposits	1,826,253	1,825,791
Other non-current assets	516,939	590,864
Prepaid pension cost	3,964	39,196
Investments in associates and joint ventures	2,551,923	2,271,629
Goodwill	11,668,298	12,103,519
Leasing	783,844	815,311
Other Intangibles	516,963	622,578
Property, plant and equipment, net	17,103,345	17,252,915
	38,577,608	39,713,556

TOTAL ASSETS	66,892,047	63,123,009

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
In thousands of Brazilian reais (R$)
(Unaudited)

	June 30, 2021	December 31, 2020
CURRENT LIABILITIES
Trade accounts payable	6,895,295	5,437,953
Short-term debt	247,029	1,424,043
Debentures	14,072	7,463
Taxes payable	835,337	600,089
Income and social contribution taxes payable	980,295	810,125
Payroll and related liabilities	696,361	591,653
Dividends payable	-	510,348
Leasing payable	230,056	231,703
Employee benefits	-	208
Environmental liabilities	169,250	125,992
Fair value of derivatives	3,829	971
Obligations with FIDC	45,943	944,513
Other current liabilities	858,312	797,082
	10,975,779	11,482,143

NON-CURRENT LIABILITIES
Long-term debt	12,649,143	13,188,891
Debentures	2,895,917	2,894,954
Related parties	31,218	22,855
Deferred income taxes	56,000	61,562
Provision for tax, civil and labor liabilities	1,234,048	1,172,511
Environmental liabilities	137,720	171,102
Employee benefits	1,715,947	1,861,231
Obligations with FIDC	-	42,893
Leasing payable	603,100	624,771
Other non-current liabilities	452,800	514,886
	19,775,893	20,555,656

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(152,973)	(229,309)
Capital reserves	11,597	11,597
Retained earnings	13,043,914	7,292,332
Transactions with non-controlling interests without change of control	(2,870,825)	(2,870,825)
Other reserves	6,632,689	7,407,295
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	35,913,583	30,860,271

NON-CONTROLLING INTERESTS	226,792	224,939

EQUITY	36,140,375	31,085,210

TOTAL LIABILITIES AND EQUITY	66,892,047	63,123,009

GERDAU S.A.
CONSOLIDATED STATEMENTS OF INCOME
In thousands of Brazilian reais (R$)
(Unaudited)	For the three-month period ended		For the six-month period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

NET SALES	19,130,116	8,744,833	35,473,100	17,972,374
Cost of sales	(13,715,929)	(8,026,768)	(26,262,004)	(16,398,848)
GROSS PROFIT	5,414,187	718,065	9,211,096	1,573,526
Selling expenses	(168,421)	(97,034)	(323,814)	(216,956)
General and administrative expenses	(307,956)	(209,415)	(622,051)	(459,870)
Other operating income	37,564	639,724	200,420	663,279
Other operating expenses	(42,875)	(245,997)	(119,188)	(248,425)
Tax credits recovery	393,341	-	393,341	-
Impairment of financial assets	(125)	(25,467)	(5,161)	(68,759)
Equity in earnings of unconsolidated companies	236,979	(4,090)	385,938	6,400
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	5,562,694	775,786	9,120,581	1,249,195
Financial income	49,788	50,759	105,696	97,068
Financial expenses	(343,907)	(390,326)	(657,503)	(715,748)
Exchange variations, net	(115,402)	9,440	(127,271)	56,764
Tax credits monetary update	462,651	-	462,651	-
Gains (Losses) on financial instruments, net	4,750	197	3,591	720
INCOME BEFORE TAXES	5,620,574	445,856	8,907,745	687,999
Current	(1,140,752)	(74,154)	(1,884,568)	(159,075)
Deferred	(545,345)	(56,379)	(618,164)	7,749
Income and social contribution taxes	(1,686,097)	(130,533)	(2,502,732)	(151,326)

NET INCOME	3,934,477	315,323	6,405,013	536,673

(+) Fixed costs of plants without production	-	119,356	-	119,356
(-) Credit recovery / Provisions	(855,992)	(307,773)	(855,992)	(307,773)
(+) Income tax on extraordinary items	291,037	64,062	291,037	64,062
(=) Total of extraordinary items	(564,955)	(124,355)	(564,955)	(124,355)

ADJUSTED NET INCOME*	3,369,522	190,968	5,840,058	412,318

*Adjusted net profit is a non-accounting measure calculated by the Company, reconciled with the financial statements and consists of net income (loss) adjusted by non-recurring events that influenced profit or loss, without cash effect.

GERDAU S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of Brazilian reais (R$)
(Unaudited)

	For the three-month period ended		For the six-month period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Cash flows from operating activities
Net income for the period	3,934,477	315,323	6,405,013	536,673
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	630,498	611,529	1,279,329	1,168,158
Equity in earnings of unconsolidated companies	(236,979)	4,090	(385,938)	(6,400)
Exchange variation, net	115,402	(9,440)	127,271	(56,764)
(Gains) Losses on financial instruments, net	(4,750)	(197)	(3,591)	(720)
Post-employment benefits	57,512	41,685	124,389	99,304
Stock based compensation	17,391	10,713	28,610	19,656
Income tax	1,686,097	130,533	2,502,732	151,326
Losses (Gains) on disposal of property, plant and equipment, net	2,206	(13,503)	1,867	(12,677)
Impairment of financial assets	125	25,467	5,161	68,759
Provision (reversal) of tax, civil, labor and environmental liabilities, net	27,965	146,552	63,101	76,019
Credit recovery, net	(855,992)	(457,185)	(855,992)	(457,185)
Interest income on short-term investments	(30,936)	(21,376)	(67,389)	(53,004)
Interest expense on debt and debentures	219,304	282,494	433,534	510,349
Interest on loans with related parties	(1,571)	(2,030)	(3,068)	(3,634)
(Reversal) Provision for net realizable value adjustment in inventory, net	1,878	(6,046)	(3,415)	(36,296)
	5,562,627	1,058,609	9,651,614	2,003,564
Changes in assets and liabilities
Increase in trade accounts receivable	(1,044,018)	(126,038)	(2,218,579)	(309,921)
(Increase) Decrease in inventories	(2,676,888)	256,111	(5,033,866)	(548,940)
Increase (Decrease) in trade accounts payable	679,865	(580,501)	1,641,969	(611,673)
(Increase) Decrease in other receivables	(4,617)	189,780	(146)	185,477
(Decrease) Increase in other payables	(1,007,986)	86,116	(1,059,255)	(39,031)
Dividends from associates and joint ventures	9,795	11,805	13,863	11,805
Purchases of trading securities	(440,679)	(587,279)	(998,343)	(1,742,835)
Proceeds from maturities and sales of trading securities	607,611	292,033	1,480,923	2,980,706
Cash provided by operating activities	1,685,710	600,636	3,478,180	1,929,152

Interest paid on loans and financing	(365,761)	(383,861)	(470,441)	(521,123)
Interest paid on lease liabilities	(15,940)	(21,398)	(32,091)	(31,227)
Income and social contribution taxes paid	(753,645)	(29,016)	(856,536)	(49,235)
Net cash provided operating activities	550,364	166,361	2,119,112	1,327,567

Cash flows from investing activities
Purchases of property, plant and equipment	(565,594)	(270,659)	(1,000,723)	(742,247)
Proceeds from sales of property, plant and equipment, investments and other intangibles	13,515	16,139	14,178	18,598
Purchases of other intangibles	(45,390)	(24,464)	(82,495)	(62,076)
Capital increase in joint ventures	-	-	-	(42,782)
Net cash used in investing activities	(597,469)	(278,984)	(1,069,040)	(828,507)

Cash flows from financing activities
Dividends and interest on capital paid	(695,176)	-	(1,136,364)	(70,483)
Proceeds from loans and financing	164,677	364,610	310,027	1,927,216
Repayment of loans and financing	(410,026)	(58,188)	(1,639,034)	(1,297,055)
Leasing payment	(68,324)	(57,999)	(134,626)	(120,917)
Intercompany loans, net	49,420	(33,735)	50,531	(28,917)
Net cash (used in) provided by financing activities	(959,429)	214,688	(2,549,466)	409,844

Exchange variation on cash and cash equivalents	(209,110)	145,742	(91,582)	513,105

(Decrease) Increase in cash and cash equivalents	(1,215,644)	247,807	(1,590,976)	1,422,009
Cash and cash equivalents at beginning of period	4,241,872	3,815,854	4,617,204	2,641,652
Cash and cash equivalents at end of period	3,026,228	4,063,661	3,026,228	4,063,661